UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 9, 2007

CTT INTERNATIONAL DISTIBUTORS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-30919	98-6218467
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

500 Mamaroneck Ave., Harrison, New York 10528
(Address of principal executive offices) (zip code)

(914) 777-2090
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 9, 2007, CTT International Distributors Inc. (the "Company"). Reliablecom Inc. ("Reliablecom"), Sohel Distributors Inc. ("SDI") and Sohel Kapadia, the sole shareholder of SDI (the "Seller"), entered into a Stock Purchase Agreement (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, Reliablecom will acquire 100% of the issued and outstanding capital stock of SDI in exchange for (i) 85,000 shares of series A preferred stock of the Company (the "Purchase Shares"), and (ii) an earn-out of additional compensation for three years from the closing. The seller will receive 50% of the quarterly profits in excess of $37,500, together with 50% of the annual profits in excess of $150,000 plus the quarterly profit payments. The purchase price is subject to adjustment in the event the working capital of SDI is less than zero at closing. Each share of series A convertible preferred stock (the "Preferred Stock"), has a liquidation preference of $0.01 per share and will be convertible into 50 shares of the Company's common stock, upon effectuation of an increase in the Company's authorized shares of common stock to 100,000,000. The Preferred Stock votes together with the common stock and each share of Preferred Stock is entitled to 50 votes.

Upon closing the Company, Reliablecom and the Seller will also enter into an Escrow and Lock-Up Agreement pursuant to which the Seller will place the Purchase Shares into escrow. The terms of such agreement include:

- The Seller agrees not to make any transfer of the Purchase Shares for one year, except with consent of Reliablecom or in connection with an offer made to all shareholders of the Company;
- After one year, the Seller will not sell, transfer or otherwise dispose of more than 2,000 Purchase Shares or 100,000 common shares of the Company during any fiscal quarter;
- In the event the Seller owns less than 500,000 common shares of the Parent (or Purchase Shares convertible into less than such number of common shares), the Seller will not sell, transfer or otherwise dispose of more than 5% of his Purchase Shares or common shares of the Company during any fiscal quarter.

The foregoing restrictions will terminate on the earlier of the termination of the Seller's employment agreement by SDI without cause or three years after the closing.

In accordance with the terms of the Purchase Agreement, upon the closing, the Seller will enter into an employment agreement with SDI, pursuant to which the Seller will serve as president of SDI. For the first three years of the term of the employment agreement, the Seller will be paid $150,000 per year. After three years, the salary will terminate and the Seller will be paid as follows:

The Seller will receive a salary draw of $25,000 per month. After each of the first three fiscal quarters, the Seller shall be paid any additional amount by which 50% of the net profit of SDI for such quarter exceeds $75,000. After the end of the fiscal year, the Seller shall be paid any additional amount by which 50% of the net profit of SDI for the fiscal year exceeds $300,000, less any profit distributions made quarterly. In the event 50% the net profit for any quarter does not exceed the salary draw for that period, subsequent draws will be reduced proportionately. The agreement has a term of three years and shall automatically be renewed for additional one year terms unless terminated by either party at least 90 days prior to expiration. The agreement also contains customary provisions for benefits, confidentiality and non-competition.

The closing of the Purchase Agreement is subject to the satisfaction of customary closing conditions, as well as the following closing conditions, among others:

- completion of audited financial statements of SDI;
- the guaranty by Reliablecom of the lease for the premises occupied by SDI, which is leased from an entity controlled by S. Kapadia; and
- an advance to SDI of $2,000,000 from Reliablecom for working capital.

In the event the Merger has not been closed by June 30, 2007, the Merger Agreement shall be terminated unless otherwise agreed to by the parties.

SDI markets and distributes prepaid phone cards and prepaid wireless cards in the United States.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Stock Purchase Agreement, dated May 9, 2007, by and between CTT International Distributors Inc., Reliablecom Inc., Sohel Distributors Inc. and Sohel Kapadia
10.2	Form of Employment Agreement between Sohel Distributors, Inc. and Sohel Kapadia
10.3	Form of Escrow and Lock-Up Agreement by and among Reliablecom Inc., Sohel Distributors Inc. and Sohel Kapadia

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTT INTERNATIONAL DISTRIBUTORS, INC.

Dated: May 10, 2007   By: /s/ SAJID KAPADIA
                                        Sajid Kapadia
                                        Chief Executive Officer

STOCK PURCHASE AGREEMENT

AMONG

CTT INTERNATIONAL DISTRUBUTORS INC.

RELIABLECOM INC.

SOHEL DISTRIBUTORS INC.

AND

SOHEL KAPADIA

Dated May 9, 2007

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made as of May 9, 2007 (the "Agreement"), among CTT International Distributors Inc., a corporation existing under the laws of Delaware ("Parent"), Reliablecom Inc., a corporation existing under the laws of Delaware (the "Purchaser"), Sohel Distributors Inc., a corporation existing under the laws of New York ("Sohel" or the "Company"), and the shareholder of the Company listed on the signature pages hereof (the "Seller").

W I T N E S S E T H:

WHEREAS, the Seller owns an aggregate of 200 shares of common stock, no par value, of Sohel (the "Shares") which Shares constitute all of the issued and outstanding shares of capital stock of the Company; and

WHEREAS, the Parent has agreed to become the sole stockholder of the Purchaser; and

WHEREAS, the Seller desires to sell to Purchaser, and the Purchaser desires to purchase from the Seller, the Shares for the purchase price and upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I
SALE AND PURCHASE OF SHARES

1.1   Sale and Purchase of Shares.

Upon the terms and subject to the conditions contained herein, on the Closing Date the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, all Shares of the Companies owned by the Seller.

ARTICLE II
PURCHASE PRICE AND PAYMENT

2.1 <u>Amount of Purchase Price.</u> The purchase price for the Shares shall be: (i) the issuance to the Seller of Eighty Five Thousand (85,000) shares of series A convertible preferred stock, $.001 par value per share of Parent (the "Parent Preferred Stock"); and (ii) an earn-out of additional compensation calculated as set forth herein (the "Purchase Price"). Certificates representing the Parent Preferred Stock shall be registered in the name of the Seller and delivered to the Seller upon the Closing.

For a period of three years from the Closing date, within fifty (50) days after the end of each of the Company's first three fiscal quarters, the Company's Chief Financial Officer shall prepare quarterly financial statements in accordance with generally accepted accounting principals ("GAAP"). Such financial statement shall include a calculation of the Company's net profit for quarter in accordance with GAAP and after deduction for accounts receivable which have been outstanding for more than 45 days ("Quarterly Net Profit"). The Seller shall be paid an amount, if any, by which 50% of the Quarterly Net Profit exceeds $37,500 (each, a "Quarterly Payout"). Within one hundred five (105) days after the end of the Company's fourth fiscal quarter, the Company shall prepare an annual financial statement in accordance with GAAP. Such financial statement shall include a calculation of the Company's net profit for year in accordance with GAAP and after deduction for accounts receivable which have been outstanding for more than 45 days ("Annual Net Profit"). The Seller shall be paid an amount, if any, by which 50% of the Annual Net Profit exceeds $150,000, plus all Quarterly Payouts for such fiscal year. In the event the Company does not have a net profit based on the Quarterly Net Profits and Annual Net Profit, the aggregate loss for such period shall be carried forward to the following fiscal year. All payments shall be made within fifteen (15) days of delivery of the quarterly financial statements and profit calculation to the Seller. The Seller shall not be entitled to any payments for periods ending more than three years after the Closing Date.

2.2 <u>Adjustments to Purchase Price</u>. The Purchase Price shall be adjusted as follows:

On the Closing Date, the Seller shall deliver a certified calculation of each of the Company's working capital and accounts receivable as of the end of the day prior to the Closing Date. Working capital is defined as current assets, minus current liabilities, less accounts receivable which have been outstanding for more than 45 days, each as calculated in accordance with generally accepted accounting principals. In the event the working capital shall be less than zero, a number of shares of Parent Preferred Stock shall be cancelled which have a value equal to two times the accounts receivable which remain uncollected. The value of the Parent Preferred Stock for the purpose of this calculation shall equal the number of shares of common stock into which such Parent Preferred Shares are convertible. In the event the certified accounts receivable are not fully collected by the Company within 45 days of their origination, a number of shares of Parent Preferred Stock shall be cancelled which have a value equal to the accounts receivable which remain uncollected; provided that in the event the accounts receivable which remain uncollected exceed $250,000, a number of shares of Parent Preferred Stock shall be cancelled which have a value equal to two times the accounts receivable which remain uncollected in excess of $250,000. The value of the Parent Preferred Stock for the purpose of this calculation shall equal the number of shares of common stock into which such Parent Preferred Shares are convertible.

In the event the number of shares of Parent Preferred Stock shall be reduced as result of the foregoing provisions and subject accounts receivable are collected by the Company, the Purchaser shall deliver an appropriate number of shares of Parent Preferred Stock to the Seller.

ARTICLE III
CLOSING AND TERMINATION

3.1   Closing Date.

Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Shares provided for in Section 1.1 hereof (the "Closing") shall take place at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, NY 10006 (or at such other place as the parties may designate in writing) on such date as the Seller and the Purchaser may designate. The date on which the Closing shall be held is referred to in this Agreement as the "Closing Date".

3.2   Termination of Agreement.

This Agreement may be terminated prior to the Closing as follows:

(a) At the election of the Seller or the Purchaser on or after June 30, 2007, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in default of any of its obligations hereunder;

(b) by mutual written consent of the Seller and the Purchaser; or

(c) by the Seller or the Purchaser if there shall be in effect a final nonappealable order of a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

3.3   Procedure Upon Termination.

In the event of termination and abandonment by the Purchaser or the Sellers, or both, pursuant to Section 3.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by the Purchaser or the Sellers. If this Agreement is terminated as provided herein, each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

3.4   Effect of Termination.

In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Purchaser, the Company or the Seller; provided, further, however, that nothing in this Section 3.4 shall relieve the Purchaser or any Seller of any liability for a breach of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser that:

4.1.   <u>Organization and Good Standing of the Company</u>.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth above. Except as otherwise provided herein, the Company is not required to be qualified to transact business in any other jurisdiction where the failure to so qualify would have an adverse effect on the business of the Company.

4.2.   <u>Authority</u>.

(a)   The Company has full power and authority (corporate and otherwise) to carry on its business and has all permits and licenses that are necessary to the conduct of its business or to the ownership, lease or operation of its properties and assets, except where the failure to have such permits and licenses would not have a material adverse effect on the Company's business or operations ("Material Adverse Effect").

(b)   The execution of this Agreement and the delivery hereof to the Purchaser and the sale contemplated herein have been, or will be prior to Closing, duly authorized by the Company's Board of Directors and by the Company's stockholders having full power and authority to authorize such actions.

(c)   Subject to any consents required under Section 4.7 below, the Seller and the Company have the full legal right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement; and this Agreement has been duly and validly executed and delivered on behalf of Seller and the Company and constitutes a valid and binding obligation of the Seller and the Company enforceable in accordance with its terms.

(d)   Except as set forth in Section 4.2, neither the execution and delivery of this Agreement, the consummation of the transactions herein contemplated, nor compliance with the terms of this Agreement will violate, conflict with, result in a breach of, or constitute a default under any statute, regulation, indenture, mortgage, loan agreement, or other agreement or instrument to which the Company or the Seller is a party or by which it or any of them is bound, any charter, regulation, or bylaw provision of the Company, or any decree, order, or rule of any court or governmental authority or arbitrator that is binding on the Company or the Seller in any way, except where such would not have a Material Adverse Effect.

4.3.   <u>Shares</u>.

(a)   The Company's authorized capital stock consists of 200 shares of Common Stock, no par value per share, of which 200 shares have been issued to Seller. All of the Shares are duly authorized, validly issued, fully paid and non-assessable.

(b)   The Seller is the lawful record and beneficial owners of all the Shares, free and clear of any liens, pledges, encumbrances, charges, claims or restrictions of any kind, except as set forth in Section 4.3, and have, or will have on the Closing Date, the absolute, unilateral right, power, authority and capacity to enter into and perform this Agreement without any other or further authorization, action or proceeding, except as specified herein.

(c)   There are no authorized or outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever under which any Seller or the Company are or may become obligated to issue, assign or transfer any shares of capital stock of the Companies except as set forth in Section 4.3. Upon the delivery to Purchaser on the Closing Date of the certificate(s) representing the Shares, Purchaser will have good, legal, valid, marketable and indefeasible title to all the then issued and outstanding shares of capital stock of the Company, free and clear of any liens, pledges, encumbrances, charges, agreements, options, claims or other arrangements or restrictions of any kind.

4.4.   Basic Corporate Records. The copies of the Articles of Incorporation of the Company certified by the Secretary of State or other authorized official of the jurisdiction of incorporation), and the Bylaws of each of the Companies, as the case may be (certified as of the date of this Agreement as true, correct and complete by the Company's secretary or assistant secretary), all of which have been delivered to the Purchaser, are true, correct and complete as of the date of this Agreement.

4.5.   Minute Books. The minute books of the Company, which shall be exhibited to the Purchaser between the date hereof and the Closing Date, each contain true, correct and complete minutes and records of all meetings, proceedings and other actions of the shareholders, Boards of Directors and committees of such Boards of Directors of the Company, if any, except where such would not have a Material Adverse Effect and, on the Closing Date, will, to the best of Sellers' knowledge, contain true, correct and complete minutes and records of any meetings, proceedings and other actions of the shareholders, respective Boards of Directors and committees of such Boards of Directors of each such corporation.

4.6.   Subsidiaries and Affiliates. Except as set forth in Schedule 4.6, the Company does not have any ownership, voting or profit and loss sharing percentage interest in any other corporations, partnerships, businesses, entities, enterprises or organizations.

4.7.   Consents. Except as set forth in Schedule 4.7, no consents or approvals of any public body or authority and no consents or waivers from other parties to leases, licenses, franchises, permits, indentures, agreements or other instruments are (i) required for the lawful consummation of the transactions contemplated hereby, or (ii) necessary in order that the business currently conducted by the Company can be conducted by the Purchaser in the same manner after the Closing as heretofore conducted by the Company, nor will the consummation of the transactions contemplated hereby result in creating, accelerating or increasing any liability of the Company, except where the failure of any of the foregoing would not have a Material Adverse Effect.

4.8. <u>Financial Statements</u>. Set forth on Schedule 4.8 hereto is the Company's unaudited statement of operations for the 12 months ended December 31, 2006 and the unaudited balance sheet as of December 31, 2006 (the "Unaudited Financial Statements"). The Unaudited Financial statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Company, as of such date, and the sales and earnings of the Company during the period covered thereby, in all material respects, and have been prepared in substantial accordance with GAAP. The financial condition and results of operations for the Company as disclosed in the Unaudited Financial Statements and the Financial Statements shall be materially similar in all respects. Seller has delivered, or will deliver prior to Closing, to the Purchaser copies of the following financial statements (which include all notes and schedules attached thereto), all of which are true, complete and correct, have been prepared from the books and records of the Company in accordance with GAAP consistently applied with past practice and fairly present the financial condition, assets, liabilities and results of operations of the Company as of the dates thereof and for the periods covered thereby:

the audited balance sheet of the Company as at December 31, 2005 and 2006, and the related statements of operations, and of cash flows the Company for the period then ended and the unaudited balance sheet of the Company as at March 31, 2005 and 2006, and the related statements of operations, and of cash flows the Company for the period then ended (such statements, including the related notes and schedules thereto, are referred to herein as the "Financial Statements."

In such Financial Statements, the statements of operations do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as set forth in Schedule 4.8, and the financial statements for the interim periods indicated include all adjustments, which consist of only normal recurring accruals, necessary for such fair presentation. There are no facts, to the best of Seller's knowledge, that under generally accepted accounting principles consistently applied, would alter the information contained in the foregoing Financial Statements in any material way.

The Final Closing Balance Sheet will be complete and correct in all material respects determined in accordance with GAAP.

For the purposes hereof, the balance sheet of the Company as of December 31, 2006 is referred to as the "Balance Sheet" and December 31, 2006 is referred to as the "Balance Sheet Date".

4.9. <u>Records and Books of Account</u>. The records and books of account of the Company reflect all material items of income and expense and all material assets, liabilities and accruals, have been, and to the Closing Date will be, regularly kept and maintained in conformity with GAAP applied on a consistent basis with preceding years.

4.10. <u>Absence of Undisclosed Liabilities</u>. Except as and to the extent reflected or reserved against in the Company's Financial Statements or disclosed in Schedule 4.10, there are no liabilities or obligations of the Companies of any kind whatsoever, whether accrued, fixed, absolute, contingent, determined or determinable, and including without limitation (i) liabilities to former, retired or active employees of the Company under any pension, health and welfare benefit plan, vacation plan or other plan of the Company, (ii) tax liabilities incurred in respect of or measured by income for any period prior to the close of business on the Balance Sheet Date, or arising out of transactions entered into, or any state of facts existing, on or prior to said date, and (iii) contingent liabilities in the nature of an endorsement, guarantee, indemnity or warranty, and there is no condition, situation or circumstance existing or which has existed that could reasonably be expected to result in any liability of the Company, other than liabilities and contingent liabilities incurred in the ordinary course of business since the Balance Sheet Date consistent with e the Company's recent customary business practice, none of which is materially adverse to the Company.

        4.11   <u>Taxes</u>.

        (a)   For purposes of this Agreement, "Tax" or "Taxes" refers to: (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes and escheatment payments, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including, without limitation, any liability under Treas. Reg. Section 1.1502-6 or any comparable provision of foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

        (b)   (i)   The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by each of the Companies with any Tax authority effective through the Closing Date. All such Returns are true, correct and complete in all respects, except for immaterial amounts where such would not have a Material Adverse Effect. The Company has paid all Taxes shown to be due on such Returns. Except as listed on Schedule 4.11 hereto, neither of the Companies is currently the beneficiary of any extensions of time within which to file any Returns. The Seller and the Company have furnished and made available to the Purchaser complete and accurate copies of all income and other Tax Returns and any amendments thereto filed by either of the Companies in the last three (3) years.

        (ii)   The Company, as of the Closing Date, will have withheld and accrued or paid to the proper authority all Taxes required to have been withheld and accrued or paid, except for immaterial amounts where such would not have a Material Adverse Effect.

(iii)   The Company has not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding or assessed against such company. The Company has not executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)   There is no dispute, claim, or proposed adjustment concerning any Tax liability of the Company either (A) claimed or raised by any Tax authority in writing or (B) based upon personal contact with any agent of such Tax authority, and there is no claim for assessment, deficiency, or collection of Taxes, or proposed assessment, deficiency or collection from the Internal Revenue Service or any other governmental authority against either of the Companies which has not been satisfied. The Company is not a party to nor has it been notified in writing that it is the subject of any pending, proposed, or threatened action, investigation, proceeding, audit, claim or assessment by or before the Internal Revenue Service or any other governmental authority, nor does either of the Companies have any reason to believe that any such notice will be received in the future. Except as set forth on Schedule 4.11, neither the Internal Revenue Service nor any state or local taxation authority has ever audited any income tax return of the Company. The Company has not filed any requests for rulings with the Internal Revenue Service. Except as provided to the Company's respective accountants, no power of attorney has been granted by the Company or its Affiliates with respect to any matter relating to Taxes of such company. There are no Tax liens of any kind upon any property or assets of the Company, except for inchoate liens for Taxes not yet due and payable.

(v)   Except for immaterial amounts which would not have a Material Adverse Effect, the Company has no liability for any unpaid Taxes which has not been paid or accrued for or reserved on the Financial Statements in accordance with GAAP, whether asserted or unasserted, contingent or otherwise.

(vi)   There is no contract, agreement, plan or arrangement to which the Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(vii)   The Company has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Companies.

(viii)   The Company is not a party to, nor has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

(ix)   None of the Company's assets are tax exempt use property within the meaning of Section 168(h) of the Code.

4.12.   Accounts Receivable. The accounts receivable of the Company shown on the Balance Sheet Date, and those to be shown in the Financial Statements, are, and will be, actual bona fide receivables from transactions in the ordinary course of business representing valid and binding obligations of others for the total dollar amount shown thereon, and as of the Balance Sheet Date were not (and presently are not) subject to any recoupments, set-offs, or counterclaims. All such accounts receivable are, and will be collectible in amounts not less than the amounts (net of reserves) carried on the books of the Company, including the Financial Statements, and will be paid in accordance with their terms.   Except as listed on Schedule 4.12 hereto, all such accounts receivable are and will be actual bona fide receivables from transactions in the ordinary course of business.

4.13.   Inventory. The inventories of the Companies are located at the locations listed on Schedule 4.13 attached hereto. The inventories of each of the Companies shown on its respective Balance Sheet (net of reserves) are carried at values which reflect the normal inventory valuation policy of each of the Companies of stating the items of inventory at average cost in accordance with generally accepted accounting principles consistently applied. Inventory acquired since the Balance Sheet Date has been acquired in the ordinary course of business and valued as set forth above. The Company will maintain the inventory in the normal and ordinary course of business from the date hereof through the Closing Date. Notwithstanding the foregoing, the Company is using commercially reasonable best efforts to sell slow moving inventory prior to the Closing Date.

4.14.   Machinery and Equipment. Except for items disposed of in the ordinary course of business, all machinery, tools, furniture, fixtures, equipment, vehicles, leasehold improvements and all other tangible personal property (hereinafter "Fixed Assets") of the Company currently being used in the conduct of its business, or included in determining the net book value of each of the Companies on theist respective Balance Sheet Date, together with any machinery or equipment that is leased or operated the Company, are in fully serviceable working condition and repair. Said Fixed Assets shall be maintained in such condition from the date hereof through the Closing Date. Except as described on Schedule 4.14 hereto, all Fixed Assets owned, used or held by the Company are situated at its business premises and are currently used in its business. Schedule 4.14 describes all Fixed Assets owned by or an interest in which is claimed by any other person (whether a customer, supplier or other person) for which the Company is responsible (copies of all agreements relating thereto being attached to said Schedule 4.14), and all such property is in the respective Companies' actual possession and is in such condition that upon the return of such property in its present condition to its owner, the Company will not be liable in any amount to such owner. There are no outstanding requirements or recommendations by any insurance company that has issued a policy covering either (i) such Fixed Assets or (ii) any liabilities of the Company relating to operation of the Business, or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any Fixed Assets or any changes in the operations of the Business, any equipment or machinery used therein, or any procedures relating to such operations, equipment or machinery. All Fixed Assets of the Companies are set forth on Schedule 4.14 hereto.

4.15.   Real Property Matters. The Company owns any real property as of the date hereof and has not owned any real property during the three years preceding the date hereof.

4.16.   Leases.   All leases of real and personal property of the Company are described in Schedule 4.16, are in full force and effect and constitute legal, valid and binding obligations of the respective parties thereto enforceable in accordance with their terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditor's rights, and have not been assigned or encumbered. The Company has performed in all material respects the obligations required to be performed by it under all such leases to date and it is not in default in any material respect under any of said leases, except as set forth in Schedule 4.16, nor has it made any leasehold improvements required to be removed at the termination of any lease, except signs. No other party to any such lease is in material default thereunder. Except as noted on Schedule 4.16, none of the leases listed thereon require the consent of a third party in connection with the transfer of the Shares.

4.17.   Patents, Software, Trademarks, Etc. The Company owns, or possesses adequate licenses or other rights to use, all patents, software, trademarks, service marks, trade names and copyrights, trade secrets, and web sites, if any, necessary to conduct its business as now operated by it. The patents, software, trademarks, service marks, copyrights, trade names and trade secrets, web sites, if any, registered in the name of or owned or used by or licensed to the Company and applications for any thereof (hereinafter the "Intangibles") are described or referenced in Schedule 4.17. Seller hereby specifically acknowledge that all right, title and interest in and to all patents and software listed on Schedule 4.17 as patents owned by the Company are owned by the Company or the Company has a right to use same and that the ownership of such patents and software will be transferred as part of the Company to Purchaser as part of the transaction contemplated hereby. No officer, director, shareholder or employee of the Company or any relative or spouse of any such person owns any patents or patent applications or any inventions, software, secret formulae or processes, trade secrets or other similar rights, nor is any of them a party to any license agreement, used by or useful to the Company or related to its business except as listed in Schedule 4.17. All of said Intangibles are valid and in good standing to the best of Seller's knowledge, and are free and clear of all liens, security interests, charges, restrictions and encumbrances of any kind whatsoever, and have not been licensed to any third party except as described in Schedule 4.17. The Company have not been charged with, nor have they infringed, nor to the Seller's knowledge is either threatened to be charged with infringement of, any patent, proprietary rights or trade secrets of others in the conduct of its business, and, to the date hereof, neither the Seller nor the Company has received any notice of conflict with or violation of the asserted rights in intangibles or trade secrets of others. The Company is not now manufacturing any goods under a present permit, franchise or license, except as set forth in said Schedule 4.17. The consummation of the transactions contemplated hereby will not alter or impair any rights of the Company in any such Intangibles or in any such permit, franchise or license, except as described in Schedule 4.17. The Intangibles and other like information and data are in such form and of such quality and will be maintained in such a manner that the Companies can, following the Closing, sell the products and provide the services heretofore provided by it so that such products and services meet applicable specifications and conform with the standards of quality and cost of production standards heretofore met by it. The Company has the sole and exclusive right to use its corporate and trade names in the jurisdictions where it transacts business.

4.18. <u>Insurance Policies</u>. There is set forth in Schedule 4.18 a list and brief description of all insurance policies on the date hereof held by the Company or on which either pays premiums, including, without limitation, life insurance and title insurance policies, which description includes the premiums payable by it thereunder. Schedule 4.18 also sets forth, in the case of any life insurance policy held by the Company, the name of the insured under such policy, the cash surrender value thereof and any loans thereunder. All such insurance premiums in respect of such coverage have been, and to the Closing Date will be, paid in full, if due and owing. All claims, if any, made against the Company which are covered by such policies have been, or are being, settled or defended by the insurance companies that have issued such policies. Up to the Closing Date, such insurance coverage will be maintained in full force and effect and will not be cancelled, modified or changed without the express written consent of the Purchaser, except to the extent the maturity dates of any such insurance policies expiring prior to the Closing Date. No such policy has been, or to the Closing Date will be, cancelled by the issuer thereof, and, to the knowledge of the Sellers and the Company, between the date hereof and the Closing Date, there shall be no increase in the premiums with respect to any such insurance policy caused by any action or omission of the Seller or of the Company.

4.19. <u>Banking and Personnel Lists</u>. The Seller and the Company will deliver to the Purchaser prior to the Closing Date the following accurate lists and summary descriptions relating to each of the Companies:

(i) The name of each bank in which the Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto.

(ii) The names, current annual salary rates and total compensation for the preceding fiscal year of all of the present directors and officers of each of the Company, and any other employees whose current base accrual salary or annualized hourly rate equivalent is $20,000 or more, together with a summary of the bonuses, percentage compensation and other like benefits, if any, paid or payable to such persons for the last full fiscal year completed, together with a schedule of changes since that date, if any.

(iii) A schedule of workers' compensation payments of the Company over the past five full fiscal years and the fiscal year to date, a schedule of claims by employees of the Company against the workers' compensation fund for any reason over such period, identification of all compensation and medical benefits paid to date on each such claim and the estimated amount of compensation and medical benefits to be paid in the future on each such claim.

(iv) The name of all pensioned employees of the Company whose pensions are unfunded and are not paid or payable pursuant to any formalized pension arrangements, their agent and annual unfunded pension rates.

4.20. <u>Lists of Contracts, Etc.</u> There is included in Schedule 4.20 a list of the following items (whether written or oral) relating to the Company, which list identifies and fairly summarizes each item:

(i)   All collective bargaining and other labor union agreements (if any); all employment agreements with any officer, director, employee or consultant; and all employee pension, health and welfare benefit plans, group insurance, bonus, profit sharing, severance, vacation, hospitalization, and retirement plans, post-retirement medical benefit plans, and any other plans, arrangements or custom requiring payments or benefits to current or retiring employees.

(ii)   All joint venture contracts of the Company or affiliates relating to the Business;

(iii)   All contracts of the Company relating to (a) obligations for borrowed money, (b) obligations evidenced by bonds, debentures, notes or other similar instruments, (c) obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) obligations under capital leases, (e) debt of others secured by a lien on any asset of the Companies, and (f) debts of others guaranteed by the Company.

(iv)   All agreements of the Company relating to the supply of raw materials for and the distribution of the products of its business, including without limitation all sales agreements, manufacturer's representative agreements and distribution agreements of whatever magnitude and nature, and any commitments therefor;

(v)   All contracts that individually provide for aggregate future payments to or from the Company of $25,000 or more, to the extent not included in (i) through (iv) above;

(vi)   All contracts of the Company that have a term exceeding one year and that may not be cancelled without any liability, penalty or premium, to the extent not included in (i) through (v) above;

(vii)   A complete list of all outstanding powers of attorney granted by the Company; and

(viii)   All other contracts of the Company material to the business, assets, liabilities, financial condition, results of operations or prospects of the Business taken as a whole to the extent not included above.

Except as set forth in Schedule 4.20, (i) all contracts, agreements and commitments of the Company set forth in Schedule 4.20 are valid, binding and in full force and effect, and (ii) neither the Company nor, to the best of Seller's knowledge, any other party to any such contract, agreement, or commitment has materially breached any provision thereof or is in default thereunder. Except as set forth in Schedule 4.20, the sale of the Shares by the Seller in accordance with this

Agreement will not result in the termination of any contract, agreement or commitment of the Company set forth in Schedule 4.20, and immediately after the Closing, each such contract, agreement or commitment will continue in full force and effect without the imposition or acceleration of any burdensome condition or other obligation on the Companies resulting from the sale of the Shares by the Seller. True and complete copies of the contracts, leases, licenses and other documents referred to in this Schedule 4.20 will be delivered to the Purchaser, certified by the Secretary or Assistant Secretary of the Company as true, correct and complete copies, not later than four weeks from the date hereof or ten business days before the Closing Date, whichever is sooner.

There are no pending disputes with customers or vendors of the Company regarding quality or return of goods involving amounts in dispute with any one customer or vendor, whether for related or unrelated claims, in excess of $5,000 except as described on Schedule 4.20 hereto, all of which will be resolved to the reasonable satisfaction of Purchaser prior to the Closing Date. To the best knowledge of Seller and the Company, there has not been any event, happening, threat or fact that would lead them to believe that any of said customers or vendors will terminate or materially alter their business relationship with either of the Company after completion of the transactions contemplated by this Agreement.

4.21. <u>Compliance With the Law</u>. Neither of the Company is in violation of any applicable federal, state, local or foreign law, regulation or order or any other, decree or requirement of any governmental, regulatory or administrative agency or authority or court or other tribunal (including, but not limited to, any law, regulation order or requirement relating to securities, properties, business, products, manufacturing processes, advertising, sales or employment practices, terms and conditions of employment, occupational safety, health and welfare, conditions of occupied premises, product safety and liability, civil rights, or environmental protection, including, but not limited to, those related to waste management, air pollution control, waste water treatment or noise abatement), except where such would not have a Material Adverse Effect. Except as set forth in Schedule 4.21, the Company has not been and is not now charged with, or to the best knowledge of the Seller or the Company under investigation with respect to, any violation of any applicable law, regulation, order or requirement relating to any of the foregoing, nor, to the best knowledge of the Seller or the Company after due inquiry, are there any circumstances that would or might give rise to any such violation. Each of the Companies has filed all reports required to be filed with any governmental, regulatory or administrative agency or authority.

4.22. <u>Litigation; Pending Labor Disputes</u>. Except as specifically identified on either Balance Sheet or footnotes thereto or set forth in Schedule 4.22:

(i) There are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the best knowledge of Seller or the Companies, threatened, against the Seller or the Company, relating to its business or the Company or its properties (including leased property), or the transactions contemplated by this Agreement, nor is there any basis known to either the Company or the Seller for any such action.

(ii) There are no judgments, decrees or orders of any court, or any governmental department, commission, board, agency or instrumentality binding upon Seller or the Company relating to its business or the Company the effect of which is to prohibit any business practice or the acquisition of any property or the conduct of any business by the Company or which limit or control or otherwise adversely affect its method or manner of doing business.

(iii)   No work stoppage has occurred and is continuing or, to the knowledge of Seller or the Company, is threatened affecting its business, and to the best of Seller's knowledge, no question involving recognition of a collective bargaining agent exists in respect of any employees of the Company.

(iv)   There are no pending labor negotiations or, to the best of Seller's knowledge, union organization efforts relating to employees of the Company.

(v)   There are no charges of discrimination (relating to sex, age, race, national origin, handicap or veteran status) or unfair labor practices pending or, to the best knowledge of the Seller or the Company, threatened before any governmental or regulatory agency or authority or any court relating to employees of the Companies.

4.23.   Absence of Certain Changes or Events. The Company has not, since its respective Balance Sheet Date, and except in the ordinary course of business consistent with past practice and/or except as described on Schedule 4.23:

(i)   Incurred any material obligation or liability (absolute, accrued, contingent or otherwise), except in the ordinary course of its business consistent with past practice or in connection with the performance of this Agreement, and any such obligation or liability incurred in the ordinary course is not materially adverse, except for claims, if any, that are adequately covered by insurance;

(ii)   Discharged or satisfied any lien or encumbrance, or paid or satisfied any obligations or liability (absolute, accrued, contingent or otherwise) other than (a) liabilities shown or reflected on the Balance Sheet, and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business that were not materially adverse;

(iii)   Increased or established any reserve or accrual for taxes or other liability on its books or otherwise provided therefor, except (a) as disclosed on the Balance Sheet, or (b) as may have been required under generally accepted accounting principles due to income earned or expense accrued since the Balance Sheet Date and as disclosed to the Purchaser in writing;

(iv)   Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of its assets, tangible or intangible;

(v)   Sold or transferred any of its assets or cancelled any debts or claims or waived any rights, except in the ordinary course of business and which has not been materially adverse;

(vi)   Disposed of or permitted to lapse any patents or trademarks or any patent or trademark applications material to the operation of its business;

(vii)   Incurred any significant labor trouble or granted any general or uniform increase in salary or wages payable or to become payable by it to any director, officer, employee or agent, or by means of any bonus or pension plan, contract or other commitment increased the compensation of any director, officer, employee or agent;

(viii)   Authorized any capital expenditure for real estate or leasehold improvements, machinery, equipment or molds in excess of $5,000.00 in the aggregate;

(ix)   Except for this Agreement or as otherwise disclosed herein or in any schedule to this Agreement, entered into any material transaction;

(x)   Issued any stocks, bonds, or other corporate securities, or made any declaration or payment of any dividend or any distribution in respect of its capital stock; or

(xi)   Experienced damage, destruction or loss (whether or not covered by insurance) individually or in the aggregate materially and adversely affecting any of its properties, assets or business, or experienced any other material adverse change or changes individually or in the aggregate affecting its financial condition, assets, liabilities or business.

4.24.   Employee Benefit Plans.

(a)   Schedule 4.24 lists a description of the only Employee Programs (as defined below) that have been maintained (as such term is further defined below) by the Company at any time during the five (5) years prior to the date hereof.

(b)   There has not been any failure of any party to comply with any laws applicable with respect to any Employee Program that has been maintained by the Company, except where such would not have a Material Adverse Effect. With respect to any Employee Programs now or heretofore maintained by either of the Companies, there has occurred no breach of any duty under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or other applicable law which could result, directly or indirectly in any taxes, penalties or other liability to the Purchaser, the Company or any affiliate (as defined below), except for immaterial exceptions which would not have a Material Adverse Effect. No litigation, arbitration, or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the best knowledge of the Company and Seller, threatened with respect to any such Employee Program.

(c)   Except as set forth in Schedule 4.24 attached hereto, neither of the Company nor any affiliate has ever (i) provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA) or has ever promised to provide such post-termination benefits or (ii) maintained an Employee Program provided to such employees subject to Title IV of ERISA, Section 401(a) or Section 412 of Code, including, without limitation, any Multiemployer Plan.

(d)   For purposes of this Section 4.24:

(i)   "Employee Program" means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock option plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above. In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization;

(ii)   An entity "maintains" an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries);

(iii)   An entity is an "affiliate" of the either of the Companies for purposes of this Section 3.24 if it would have ever been considered a single employer with either of the Companies under ERISA Section 4001(b) or part of the same "controlled group" as the Companies for purposes of ERISA Section 302(d)(8)(C); and

(iv)   "Multiemployer Plan" means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

4.25.   Product Warranties and Product Liabilities.   The product warranties and return policies of the Company in effect on the date hereof and the types of products to which they apply are described on Schedule 4.25 hereto. Schedule 4.25 also sets forth all product liability claims involving amounts in controversy in excess of $5,000 that are currently either pending or, to the best of the Seller's and the Company's knowledge, threatened against the Company. The Company has not paid in the aggregate, or allowed as credits against purchases, or received claims for more than one percent (1%) per year of gross sales, as determined in accordance with GAAP consistently applied, during the past three years pursuant to obligations under any warranty or any product liability claim with respect to goods manufactured, assembled or furnished by the Company. The future cost of performing all such obligations and paying all such product liability claims with respect to goods manufactured, assembled or furnished prior to the Closing Date will not exceed the average annual cost thereof for said past three year period.

4.26. Assets. The assets of the Company are located at the locations listed on Schedule 4.26 attached hereto. Except as described in Schedule 4.26, the assets of the Company are, and together with the additional assets to be acquired or otherwise received by the Companies prior to the Closing, will at the Closing Date be, sufficient in all material respects to carry on the operations of the business as now conducted by the Company. The Company is the only business organization through which the Business is conducted. Except as set forth in Schedule 4.16 or Schedule 4.26, all assets used by the Seller and the Company to conduct the Business are, and will on the Closing Date be, owned by the Company, respectively.

4.27. Absence of Certain Commercial Practices. Except as described on Schedule 4.27, neither of the Company nor the Seller has made any payment (directly or by secret commissions, discounts, compensation or other payments) or given any gifts to another business concern, to an agent or employee of another business concern or of any governmental entity (domestic or foreign) or to a political party or candidate for political office (domestic or foreign), to obtain or retain business for the Companies or to receive favorable or preferential treatment, except for gifts and entertainment given to representatives of customers or potential customers of sufficiently limited value and in a form (other than cash) that would not be construed as a bribe or payoff.

4.28. Licenses, Permits, Consents and Approvals. The Company has, and at the Closing Date will have, all licenses, permits or other authorizations of governmental, regulatory or administrative agencies or authorities (collectively, "Licenses") required to conduct the Business, except for any failures of such which would not have a Material Adverse Effect. All Licenses of the Company are listed on Schedule 4.28 hereto. At the Closing, the Company will have all such Licenses which are material to the conduct of the Business and will have renewed all Licenses which would have expired in the interim. Except as listed in Schedule 4.28, no registration, filing, application, notice, transfer, consent, approval, order, qualification, waiver or other action of any kind (collectively, a "Filing") will be required as a result of the sale of the Shares by Seller in accordance with this Agreement (a) to avoid the loss of any License or the violation, breach or termination of, or any default under, or the creation of any lien on any asset of the Companies pursuant to the terms of, any law, regulation, order or other requirement or any contract binding upon the Companies or to which any such asset may be subject, or (b) to enable Purchaser (directly or through any designee) to continue the operation of the Company and the Business substantially as conducted prior to the Closing Date. All such Filings will be duly filed, given, obtained or taken on or prior to the Closing Date and will be in full force and effect on the Closing Date.

4.29. Environmental Matters. Except as set forth on Schedule 4.29 hereto:

(a) The operations of the Company to the best knowledge of Seller, are in compliance with all applicable Laws promulgated by any governmental entity which prohibit, regulate or control any hazardous material or any hazardous material activity ("Environmental Laws") and all permits issued pursuant to Environmental Laws or otherwise except for where noncompliance or the absence of such permits would not, individually or in the aggregate, have a Material Adverse Effect;

(b) The Company has obtained all permits required under all applicable Environmental Laws necessary to operate its business, except for any failures of such which would not have a Material Adverse Effect;

(c) The Company is not the subject of any outstanding written order or Contract with any governmental authority or person respecting Environmental Laws or any violation or potential violations thereof; and,

(d) The Company has not received any written communication alleging that it may be in violation of any Environmental Law, or any permit issued pursuant to Environmental Law, or may have any liability under any Environmental Law.

4.30 <u>Broker</u>. Except as specified in Schedule 4.30, neither the Company nor the Seller has retained any broker in connection with any transaction contemplated by this Agreement. Purchaser and the Company shall not be obligated to pay any fee or commission associated with the retention or engagement by the Company or Seller of any broker in connection with any transaction contemplated by this Agreement.

4.31. <u>Related Party Transactions</u>. Except as described in Schedule 4.31, all transactions during the past five years between the Company and any current or former shareholder or any entity in which the Company or any current or former shareholder had or has a direct or indirect interest have been fair to the Companies as determined by thier respective Board of Directors. No portion of the sales or other on-going business relationships of the Company is dependent upon the friendship or the personal relationships (other than those customary within business generally) of the Seller, except as described in Schedule 4.31. During the past five years, the Company has not forgiven or cancelled, without receiving full consideration, any indebtedness owing to it by the Seller.

4.32 <u>Patriot Act</u>. The Company and the Seller certify that neither of the Company has been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Company and the Seller hereby acknowledge that the Purchaser seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Company and the Seller hereby represent, warrant and agree that: (i) none of the cash or property that the Seller have contributed or paid or will contribute and pay to the Company has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Company to the Purchaser, to the extent that they are within the Company's control shall cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Seller shall promptly notify the Purchaser if any of these representations ceases to be true and accurate regarding the Seller or the Companies. The Seller agrees to provide the Purchaser any additional information regarding the Companies that the Purchaser reasonably requests to ensure compliance with all applicable laws concerning money laundering and similar activities.

4.33   Investment Intent.

Shares of Parent Preferred Stock are being acquired hereunder by the Seller for investment purposes only, for their own account, not as a nominee or agent and not with a view to the distribution thereof. The Seller has no present intention to sell or otherwise dispose of the Parent Preferred Stock and they will not do so except in compliance with the provisions of the Securities Act of 1933, as amended, and applicable law. The Seller understands that the Parent Preferred Stock which may be acquired hereunder must be held by them indefinitely unless a subsequent disposition or transfer of any of said shares is registered under the Securities Act of 1933, as amended, or is exempt from registration therefrom. The Seller further understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to such Seller) promulgated under the Securities Act of 1933, as amended, depends on the satisfaction of various conditions, and that, if and when applicable, Rule 144 may afford the basis for sales only in limited amounts.

4.34   Investment Experience; Suitability.

The Seller is a sophisticated investors familiar with the type of risks inherent in the acquisition of securities such as the Parent Preferred Stock and the Seller's financial position is such that the Seller can afford to retain the shares of Parent Preferred Stock for an indefinite period of time without realizing any direct or indirect cash return on its investment.

4.35   Accreditation.

The Seller is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. The Seller understands that the shares of Parent Preferred Stock are being offered in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Purchaser is relying upon the truth and accuracy of, and the Seller's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Sellers set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller to acquire the Parent Preferred Stock.

4.36.   Disclosure. All statements contained in any schedule, certificate, opinion, instrument, or other document delivered by or on behalf of the Seller or the Company pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties by the Seller and the Company herein. No statement, representation or warranty by the Seller or the Company in this Agreement or in any schedule, certificate, opinion, instrument, or other document furnished or to be furnished to the Purchaser pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading or necessary in order to provide a prospective purchaser of the business of the Company with full and fair disclosure concerning the Company, their business, and the Company's affairs.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

5.1 Organization and Good Standing.

Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authority.

(a)   The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been, or will prior to Closing be, duly and validly approved and acknowledged by all necessary corporate action on the part of each of the Parent and the Purchaser.

(b)   The execution of this Agreement and the delivery hereof to the Seller and the purchase contemplated herein have been, or will be prior to Closing, duly authorized by each of the Parent's and the Purchaser's Board of Directors having full power and authority to authorize such actions.

5.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery of this Agreement, the acquisition of the Shares by Purchaser and the consummation of the transactions herein contemplated, and the compliance with the provisions and terms of this Agreement, are not prohibited by the Articles of Incorporation or Bylaws of the Purchaser and will not violate, conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any court order, indenture, mortgage, loan agreement, or other agreement or instrument to which the Purchaser is a party or by which it is bound.

(b) No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the Purchaser

Documents or the compliance by Parent or Purchaser with any of the provisions hereof or thereof.

5.4 <u>Litigation</u>.

There are no legal proceedings pending or, to the best knowledge of the Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of the Parent or Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

5.5 <u>Investment Intention</u>.

The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act") thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

5.6 <u>Broker</u>.

Neither the Parent or the Purchaser has retained any broker in connection with any transaction contemplated by this Agreement. Seller shall not be obligated to pay any fee or commission associated with the retention or engagement by the Parent or Purchaser of any broker in connection with any transaction contemplated by this Agreement.

5.7 <u>Patriot Act</u>. The Parent and the Purchaser certify that neither the Parent, the Purchaser nor any of their subsidiaries has been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Parent and the Purchaser hereby acknowledge that the Companies and the Seller seek to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Parent and the Purchaser hereby represent, warrant and agree that: (i) none of the cash or property that the Parent or the Purchaser has contributed or paid or will contribute and pay to the Seller has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Parent or the Purchaser or any of their subsidiaries to the Seller, to the extent that they are within the Parents' and the Purchaser's control shall cause the Seller or the Companies to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Parent and the Purchaser shall promptly notify the Seller if any of these representations ceases to be true and accurate regarding the Parent, the Purchaser or any of their subsidiaries. The Parent and the Purchaser agree to provide the Seller any additional information regarding the Purchaser or any of its subsidiaries that the Seller reasonably requests to ensure compliance with all applicable laws concerning money laundering and similar activities.

5.8 <u>Due Authorization of Parent Preferred Stock</u>. The shares of Parent Preferred Stock when delivered to the Seller shall be validly issued and outstanding as fully paid and non-assessable, free and clear of any liens, pledges, encumbrances, charges, agreements, options, claims or other arrangements or restrictions of any kind.

ARTICLE VI
COVENANTS

6.1 Access to Information.

The Seller and the Company agree that, prior to the Closing Date, the Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books, records and financial condition of the Company and its Subsidiaries as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, and the Seller shall cooperate, and shall cause the Companies to cooperate, fully therein. No investigation by the Parent or the Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement or the Seller Documents. In order that the Parent and the Purchaser may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of the Company, the Seller shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate fully with such representatives in connection with such review and examination.

6.2 Conduct of the Business Pending the Closing.

(a) Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Seller shall, and shall cause the Company to:

(i) Conduct the businesses of the Company only in the ordinary course consistent with past practice;

(ii) Use its best efforts to (A) preserve its present business operations, organization (including, without limitation, management and the sales force) and goodwill of the Company and (B) preserve its present relationship with Persons having business dealings with the Company;

(iii) Maintain (A) all of the assets and properties of the Company in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the properties and assets of the Company in such amounts and of such kinds com-parable to that in effect on the date of this Agreement;

(iv)   (A) maintain the books, accounts and records of the Company in the ordinary course of business consistent with past practices, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts, and (C) comply with all contractual and other obligations applicable to the operation the Company; and

(v)   Comply in all material respects with applicable laws.

(b) Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Seller shall not, and shall cause the Company not to:

(i)   Declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company;

(ii)   Transfer, issue, sell or dispose of any shares of capital stock or other securities of the Companies or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company;

(iii)   Effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company;

(iv)   Amend the certificate of incorporation or by-laws of the Company;

(v)   (A) materially increase the annual level of compensation of any employee of the Companies, (B) increase the annual level of compensation payable or to become payable by the Company to any of its executive officers, (C) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, director or consultant, (D) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of the Company or otherwise modify or amend or terminate any such plan or arrangement or (E) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company is a party or involving a director, officer or employee of e the Company in his or her capacity as a director, officer or employee of the Company;

(vi)   Except for trade payables and for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice, borrow monies for any reason or draw down on any line of credit or debt obligation, or become the guarantor, surety, endorser or otherwise liable for any debt, obligation or liability (contingent or otherwise) of any other Person, or change the terms of payables or receivables;

(vii)   Subject to any lien (except for leases that do not materially impair the use of the property subject thereto in their respective businesses as presently conducted), any of the properties or assets (whether tangible or intangible) of the Company;

(viii)   Acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the material properties or assets (except for fair consideration in the ordinary course of business consistent with past practice) of the Company except, with respect to the items listed on Schedule 6.2(b)(viii) hereto, as previously consented to by the Purchaser;

(ix)   Cancel or compromise any debt or claim or waive or release any material right of either of the Company except in the ordinary course of business consistent with past practice;

(x)   Enter into any commitment for capital expenditures out of the ordinary course;

(xi)   Permit the Company to enter into any transaction or to make or enter into any Contract which by reason of its size or otherwise is not in the ordinary course of business consistent with past practice;

(xii)   Permit the Company to enter into or agree to enter into any merger or consolidation with, any corporation or other entity, and not engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person;

(xiii)   Except for transfers of cash pursuant to normal cash management practices, permit either of the Companies to make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with, any Seller or any Affiliate of any Seller; or

(xiv)   Agree to do anything prohibited by this Section 6.2 or anything which would make any of the representations and warranties of the Sellers in this Agreement or the Seller Documents untrue or incorrect in any material respect as of any time through and including the Effective Time.

6.3 <u>Consents</u>.

The Seller shall use their best efforts, and the Parent and the Purchaser shall cooperate with the Seller, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 4.7 hereof; provided, however, that neither the Seller nor the Parent or the Purchaser shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

6.4 <u>Other Actions</u>.

Each of the Seller, the Parent and the Purchaser shall use its best efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

6.5 <u>No Solicitation</u>.

Until the Closing or the termination of this Agreement in accordance with the provisions of section 3.2, the Seller will not, and will not cause or permit the Company or any of the Company's directors, officers, employees, representatives or agents (collectively, the "Representatives") to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets or capital stock or other equity interest in the Company other than the transactions contemplated by this Agreement (an "Acquisition Transaction"), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Seller will inform the Purchaser in writing immediately following the receipt by any Seller, the Company or any Representative of any proposal or inquiry in respect of any Acquisition Transaction.

6.6 <u>Preservation of Records</u>.

Subject to Section 9.4(e) hereof (relating to the preservation of Tax records), the Seller and the Purchaser agree that each of them shall preserve and keep the records held by it relating to the business of the Companies for a period of three years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings against or governmental investigations of the Seller, the Parent or the Purchaser or any of their Affiliates or in order to enable the Seller, the Parent or the Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.

6.7 <u>Publicity</u>.

None of the Seller, the Parent or the Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Parent, the Purchaser or the Seller, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which the Parent lists securities, provided that, to the extent required by applicable law, the party intending to make such release shall use its best efforts consistent with such applicable law to consult with the other party with respect to the text thereof.

6.8 Use of Name.

The Seller hereby agrees that upon the consummation of the transactions contemplated hereby, the Purchaser and the Company shall have the sole right to the use of the names "Sohel Distributors Inc." and the Seller shall not, and shall not cause or permit any Affiliate to, use such name or any variation or simulation thereof.

6.9 Employment Agreements.

On or prior to the Closing Date, Sohel Kapadia shall enter into an employment agreement with the Company, substantially in the form of agreement attached hereto as Exhibit 6.9 (the "Employment Agreement").

6.10 Board of Directors.

The Board of Directors of the Company as of the Closing Date shall consist of one member appointed by the Seller and three members appointed by the Purchaser.

6.11 Financial Statements.

The Seller will provide the Financial Statements to the Purchaser as soon as practicable.

6.12 Tax Election.

At the sole discretion of the Purchaser, the Seller agree to make a timely election under Internal Revenue Code Section 338(h)(10) ("338(h)(10) election"), and Purchaser shall indemnify and hold harmless Seller from and against any Tax liabilities imposed on Sellers as a result of having made any such 338(h)(10) election to the extent that such Tax liabilities exceed the Tax liabilities that the Sellers would incur in the absence of such election (the "Purchaser Tax Payments"). In the event that the Seller incur any Tax obligations as a result of the 338(h)(10) election which are in excess of amounts due had the transactions set forth herein been taxed as a stock sale, then the amount that the Purchaser shall be required to reimburse Sellers under this paragraph (1) shall be grossed up to assure that Seller do not incur any Tax cost as a result of the 338(h)(10) election and the reimbursement payments under this paragraph and (2) shall take into account the highest marginal income tax rate applicable to payments of this type at the applicable times as applies to the Seller. Any Purchaser Tax Payments shall be treated by the parties as additional Purchase Price and shall be paid to Seller not less than seven (7) days prior to the time Seller is required to pay such amounts with a Federal tax return or estimate.

6.13 Tax Matters.

(a) Tax Periods Ending on or Before the Closing Date. The Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date as soon as practicable and prior to the date due (including any proper extensions thereof). The Seller shall permit the Company and the Purchaser to review and provide comments, if any, on each such

Return described in the preceding sentence prior to filing. Unless the Purchaser or the Company provides comments to the Seller, the Company shall deliver to the Seller each such Return signed by the appropriate officer(s) of either of the Companies for filing within ten (10) days following the Seller's delivery to the Company and the Purchaser of any such Return. The Seller shall deliver to the Company promptly after filing each such Return a copy of the filed Return and evidence of its filing. The Seller shall pay the costs and expenses incurred in the preparation and filing of the Tax Returns on or before the date such costs and expenses are due.

If the Company provides comments to the Seller and at the end of such ten (10) day period the Company and the Seller has failed to reach written agreement with respect to all of such disputed items, the parties shall submit the unresolved items to arbitration for final determination. Promptly, but no later than thirty (30) days after its acceptance of its appointment as arbitrator, the arbitrator shall render an opinion as to the disputed items. The determination of the arbitrator shall be conclusive and binding upon the parties. The Company filing the Return and the Seller (as a group) shall each pay one half of the fees, costs and expenses of the arbitrator. The prevailing party may be entitled to an award of pre- and post-award interest as well as reasonable attorneys' fees incurred in connection with the arbitration and any judicial proceedings related thereto as determined by the arbitrator.

(b)   <u>Tax Periods Beginning Before and Ending After the Closing Date</u>. The Company or the Purchaser shall prepare or cause to be prepared and file or cause to be filed any Returns of the Company for Tax periods that begin before the Closing Date and end after the Closing Date. To the extent such Taxes are not fully reserved for in the Company's financial statements, the Seller shall pay to the respective company an amount equal to the unreserved portion of such Taxes that relates to the portion of the Tax period ending on the Closing Date. Such payment, if any, shall be paid by the Sellers within fifteen (15) days after receipt of written notice from the Company or the Purchaser that such Taxes were paid by the Companies or the Purchaser for a period beginning prior to the Closing Date. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period (the "Pro Rata Amount"), and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant Tax period ended on the Closing Date. The Seller shall pay to the Company with the payment of any taxes due hereunder, the Sellers' Pro Rata Amount of the costs and expenses incurred by the Purchaser or Sohel or SDI in the preparation and filing of the Tax Returns. Any net operating losses or credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a reasonable manner as agreed to by the parties.

(c)   <u>Refunds and Tax Benefits</u>. Any Tax refunds that are received after the Closing Date by the Seller (other than tax refunds received in connection with such Sellers individual tax Returns), the Purchaser or the Company, and any amounts credited against Tax to which the Sellers, the Purchaser or the Company become entitled, shall be for the account of the Company, and the Seller shall pay over to the Company any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. In addition, to the extent that a claim for refund or a proceeding results in a payment or credit against Tax by a taxing authority to the Seller, the Seller shall pay such amount to the Company within fifteen (15) days after receipt or entitlement thereto.

     (d)   <u>Cooperation on Tax Matters</u>.

     (i)   The Purchaser, the Company and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and the Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) of the respective tax periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or the Seller, as the case may be, shall allow the other party to take possession of such books and records.

     (ii)   The Purchaser and the Seller further agree, upon request, to use their commercially reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

     (iii)   The Purchaser and the Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to §6043 of the Code and all Treasury Department Regulations promulgated thereunder.

     6.14   <u>Non-Competition</u>. Unless the Seller's employment with the Company pursuant to the Employment Agreement is terminated by the Company without cause, for a period of three years after the Closing Date, Seller agrees not to engage in any of the following competitive activities: (a) engaging directly or indirectly in any business or activity substantially similar to any business or activity engaged in (or scheduled to be engaged) by the Company or the Purchaser; (b) engaging directly or indirectly in any business or activity competitive with any business or activity engaged in (or scheduled to be engaged) by the Company or the Purchaser; (c) soliciting or taking away any employee, agent, representative, contractor, supplier, vendor, customer, franchisee, lender or investor of the Company or the Purchaser, or attempting to so solicit or take away; (d) interfering with any contractual or other relationship between e the

Company s or the Purchaser and any employee, agent, representative, contractor, supplier, vendor, customer, franchisee, lender or investor; or (e) using, for the benefit of any person or entity other than the Company, any confidential information of the Company or the Purchaser. In addition, the Seller shall not make or permit the making of any negative statement of any kind concerning the Company, the Parent, the Purchaser or their affiliates, or their directors, officers or agents.

6.15   Guaranty of Lease Obligations. On the Closing Date, the Parent shall provide a guaranty in the form of agreement attached hereto as exhibit 6.15, pursuant to which the Parent will guaranty the obligations of the Company under the real property leases described on Schedule 4.16 (the "Guaranty").

6.16   Sohel Investment. On or prior to the Closing Date, the Purchaser shall make an advance of $2,000,000 in Sohel which advance shall be used solely for working capital (the "Investment").

6.17   Right of First Refusal on Sale. In the event the Purchaser desires to the sell the Shares or substantially all of the assets of the Company, the Purchaser shall provide written notice to the Seller of proposed terms of such transaction. The Seller shall have a period of five (5) business days in which to determine if the Seller wishes to consummate such transaction on the same terms. If the Seller provides written notice within such five (5) business days to the Purchaser of his desire to consummate such transaction, the Seller will then have an additional period of ten (10) business days to complete the transaction. If the Seller does not provide written notice or complete the transaction during the foregoing time periods, the Purchaser shall be free to complete the transaction with other parties.

6.18   Limit on Use of Companies Assets. The assets of the Company, including without limitation intellectual property, shall solely be used for the benefit of the Company and may not be utilized by Parent, Purchaser or any affiliate of the Parent or Purchaser without the prior written consent of the Seller, for so long as the Seller shall be employed by the Company. The Company will not form any subsidiaries or otherwise acquire other entities without the prior written consent of the Seller, for so long as the Seller shall be employed by the Company.

ARTICLE VII
CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of the Parent and the Purchaser.

The obligation of the Parent and the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Parent and the Purchaser in whole or in part to the extent permitted by applicable law):

(a) all representations and warranties of the Seller contained herein shall be true and correct as of the date hereof;

(b) all representations and warranties of the Seller contained herein qualified as to materiality shall be true and correct, and the representations and warranties of the Sellers contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

(c) the Seller shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(d) the Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Purchaser) executed by the Seller certifying as to the fulfillment of the conditions specified in Sections 7.1(a), 7.1(b) and 7.1(c) hereof;

(e) Certificates representing 100% of the Shares shall have been, or shall at the Closing be, validly delivered and transferred to the Purchaser, free and clear of any and all Liens;

(f) there shall not have been or occurred any Material Adverse Change;

(g) the Seller shall have obtained all consents and waivers referred to in Section 4.7 hereof, in a form reasonably satisfactory to the Purchaser, with respect to the transactions contemplated by this Agreement;

(h) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Sellers, the Company, or the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any order by a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(i) the Purchaser shall have received the written resignations of each director of the Companies, other than Sohel Kapadia;

(j) the Employment Agreement shall have been executed by Sohel Kapadia and the Company;

(k) the Parent shall have become the sole stockholder of the Purchaser.

7.2 Conditions Precedent to Obligations of the Seller.

The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller in whole or in part to the extent permitted by applicable law):

(a) all representations and warranties of the Parent and the Purchaser contained herein shall be true and correct as of the date hereof;

(b) all representations and warranties of the Parent and the Purchaser contained herein qualified as to materiality shall be true and correct, and all representations and warranties of the Purchaser contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that date;

(c) the Parent and the Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(d) the Seller shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Sellers) executed by the Chief Executive Officer and Chief Financial Officer of the Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c);

(e) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Seller, the Company, or the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(f) the Employment Agreement shall have been executed by Sohel Kapadia and the Company;

(g) the Guaranty shall have been executed by the Parent and delivered to the Seller;

(h) the Investment shall have been completed; and

(i) the Parent shall have become the sole stockholder of the Purchaser.

ARTICLE VIII
DOCUMENTS TO BE DELIVERED

8.1 <u>Documents to be Delivered by the Seller</u>.

At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

(a) stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;

(b) the certificates referred to in Section 7.1(d) and 7.1(e) hereof;

(c) copies of all consents and waivers referred to in Section 7.1(g) hereof;

(d) Employment Agreement, substantially in the form of Exhibit 6.9 hereto, duly executed by each employee;

(e) written resignations of the directors of the Company, other than Sohel Kapadia;

(f) certificate of good standing with respect to each of the Companies issued by the Secretary of State of the State of incorporation, and for each state in which either of the Companies is qualified to do business as a foreign corporation; and

(g) such other documents as the Purchaser shall reasonably request.

8.2 <u>Documents to be Delivered by the Parent and the Purchaser</u>.

At the Closing, the Purchaser shall deliver to the Sellers the following:

(a) Certificates representing the Purchase Price;

(b) the certificates referred to in Section 7.2(d) hereof;

(c) the Guaranty; and

(d) such other documents as the Seller shall reasonably request.

ARTICLE IX
INDEMNIFICATION

9.1 <u>Indemnification</u>.

(a) Subject to Section 9.2 hereof, the Seller hereby agrees to indemnify and hold the Parent, the Purchaser, the Company, and their respective directors, officers, employees,

Affiliates, agents, successors and assigns (collectively, the "Purchaser Indemnified Parties") harmless from and against:

(i)   any and all liabilities of the Company of every kind, nature and description, absolute or contingent, existing as against either of the Companies prior to and including the Closing Date or thereafter coming into being or arising by reason of any state of facts existing, or any transaction entered into, on or prior to the Closing Date, except to the extent that the same have been fully provided for in the Balance Sheet, or disclosed in the notes thereto or were incurred in the ordinary course of business between the Balance Sheet date and the Closing Date;

(ii)   subject to Section 10.3, any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of the Seller set forth in Section 4 hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Seller pursuant to this Agreement, to be true and correct in all respects as of the date made;

(iii)   any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Seller under this Agreement;

(iv)   any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including reasonable attorneys' and other professionals' fees and disbursements (collectively, "Expenses") incident to any and all losses, liabilities, obligations, damages, costs and expenses with respect to which indemnification is provided hereunder (collectively, "Losses").

(b) Subject to Section 9.2, Purchaser hereby agrees to indemnify and hold the Seller and their respective Affiliates, agents, successors and assigns (collectively, the "Seller Indemnified Parties") harmless from and against:

(i)   any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of the Purchaser set forth in Section 5 hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement, to be true and correct as of the date made;

(ii)   any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Purchaser under this Agreement or arising from the ownership or operation of the Companies from and after the Closing Date; and

(iii)   any and all Expenses incident to the foregoing.

9.2 <u>Limitations on Indemnification for Breaches of Representations and Warranties</u>.

An indemnifying party shall not have any liability under Section 9.1(a)(ii) or Section 9.1(b)(i) hereof unless the aggregate amount of Losses and Expenses to the indemnified parties finally determined to arise thereunder based upon, attributable to or resulting from the failure of any representation or warranty to be true and correct, other than the representations and warranties set forth in Sections 4.3, 4.11, 4.24 and 4.29 hereof, exceeds $5,000 (the "Basket") and, in such event, the indemnifying party shall be required to pay the entire amount of such Losses and Expenses in excess of $5,000 (the "Deductible").

9.3 <u>Indemnification Procedures</u>.

(a) In the event that any Legal Proceedings shall be instituted or that any claim or demand ("Claim") shall be asserted by any Person in respect of which payment may be sought under Section 9.1 hereof (regardless of the Basket or the Deductible referred to above), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, it shall within five (5) days (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim. If the indemnified party defends any Claim, then the indemnifying party shall reimburse the indemnified party for the Expenses of defending such Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if, (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.

(b) After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within 10 business days after the date of such notice.

(c) The failure of the indemnified party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

9.4 <u>Tax Treatment of Indemnity Payments</u>.

The Seller and the Purchaser agree to treat any indemnity payment made pursuant to this Article 9 as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.

ARTICLE X
MISCELLANEOUS

10.1   <u>Payment of Sales, Use or Similar Taxes</u>.

All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Seller.

10.2   <u>Survival of Representations and Warranties</u>.

The parties hereto hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection herewith, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties hereto; provided, however, that any claims or actions with respect thereto (other than claims for indemnifications with respect to the representation and warranties contained in Sections 4.3, 4.11, 4.24 and 4.29 which shall survive for periods coterminous with any applicable statutes of limitation) shall terminate unless within twenty four (24) months after the Closing Date written notice of such claims is given to the Seller or such actions are commenced.

10.3   <u>Expenses</u>.

Except as otherwise provided in this Agreement, the Seller, the Parent and the Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Companies bear any of such costs and expenses.

10.4   <u>Specific Performance</u>.

The Seller acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the Purchaser and that the Purchaser will not have an adequate remedy at law. Therefore, the obligations of the Seller under this Agreement, including, without limitation, the Seller's obligation to sell the Shares to the Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

10.5   Further Assurances.

The Seller, the Parent and the Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

10.6   Submission to Jurisdiction; Consent to Service of Process.

(a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 10.10.

10.7   Entire Agreement; Amendments and Waivers.

This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

10.8   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

10.9   Table of Contents and Headings.

The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

10.10   Notices.

All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

(a)   Parent or Purchaser:

Reliablecom Inc.
500 Mamaroneck Ave.
Harrison, New York 10528
Phone: (914) 777-2090
Telecopier: (914) 777-2095
Attn: Mr. Sajid Kapadia

Copy to:

  Thomas A. Rose, Esq.
  Sichenzia Ross Friedman Ference LLP
  1065 Avenue of the Americas
  New York, New York 10018
  Phone: (212) 930-9700
  Facsimile: (212) 930-9725

(b)   Seller and Company:

Sohel Kapadia
Sohel Distributors Inc.
1091 Yonkers Avenue
  Yonkers, New York 10704
  Phone:
  Facsimile:

Copy to:

Richard I. Anslow, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Phone (732) 409-1212
Facsimile (732) 577-1188

10.11   Severability.

If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

10.12   Binding Effect; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void;

[intentionally blank]

**CTT INTERNATIONAL
DISTRIBUTORS INC.**

By: _____
    Name: Sajid Kapadia
    Title: President

RELIABLECOM INC.

By: _____
    Name: Sajid Kapadia
    Title: President

SOHEL DISTRIBUTORS INC.

By: _____
    Sohel Kapadia
    President

SELLER:

_____
Sohel Kapadia

ANNEX A

Seller	Voting	Non-Voting	Shares

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into as of April   , 2007, by and between Sohel Distributors Inc**.**, a New York corporation, with an office located at 1091 Yonkers Avenue, Yonkers, NY 10704 (the " Company"), and Sohel Kapadia**,** an individual and resident of New York ("Executive").

WHEREAS, the Company is in the business of distributing prepaid telephone service products; and

WHEREAS, Executive has had experience in the operations of businesses distributing prepaid telephone service products; and

WHEREAS, the Company desires to retain the services of Executive; and

WHEREAS, Executive is willing to be employed by the Company; and

WHEREAS, the Company is a wholly-owned subsidiary of Reliablecom, Inc., a Delaware corporation ("Parent");

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. Employment. Executive is hereby employed and engaged to serve the Company as the President of the Company, or such additional titles as the Board of Directors of the Company shall specify from time to time, and Executive does hereby accept, and Executive hereby agrees to such engagement and employment.

2. Duties. Executive shall be responsible for the overall development and operations of the Company. In addition, Executive's duties shall be such duties and responsibilities as the Company shall specify from time to time, and shall entail those duties customarily performed by the President of a corporate business unit with a sales volume and number of employees commensurate with those of the Company. Executive shall diligently and faithfully execute and perform such duties and responsibilities, subject to the general supervision and control of the Company's board of directors. Executive shall be responsible and report only to the Company's board of directors. The Company's board of directors, in its sole and absolute discretion, shall determine Executive's duties and responsibilities and may assign or reassign Executive to such duties and responsibilities as it deems in the Company's best interest. Executive shall devote his full-time attention, energy, and skill during normal business hours to the business and affairs of the Company and shall not, during the Employment Term, as that term is defined below, be actively engaged in any other business activity, except with the prior written consent of the Company's board of directors.

Nothing in this Agreement shall preclude Executive from devoting reasonable periods required for:

    (a)   serving as a director or member of a committee of any organization or corporation involving no conflict of interest with the interests of the Company;

    (b)   serving as a consultant in his area of expertise (in areas other than in connection with the business of the Company), to government, industrial, and academic panels where it does not conflict with the interests of the Company; and

    (c)   managing his personal investments or engaging in any other non-competing business; provided that such activities do not interfere with the regular performance of his duties and responsibilities under this Agreement as determined by the Company.

3. Best Efforts of Executive. During his employment hereunder, Executive shall, subject to the direction and supervision of the Company's board of directors, devote his full business time, best efforts, business judgment, skill, and knowledge to the advancement of the Company's interests and to the discharge of his duties and responsibilities hereunder.

4. Employment Term. This Agreement shall have a term of three (3) years, beginning on the date of this Agreement (the "Employment Term"). Upon the initial expiration of the Employment Term or any renewal thereof (a "Term"), this Agreement shall automatically be extended for one additional year, unless a written notice of termination shall be provided at least 90 days prior to the expiration of the Term or unless terminated by either party pursuant to Section 12.

5. Compensation of Executive. During the first three years of the Term of this Agreement, the Executive shall be paid a salary of $12,500 per month, payable in accordance with the Company's regular payroll practices. Commencing after three years, as preliminary compensation for the services provided by Executive under this Agreement, the Company shall pay Executive a monthly draw of $25,000 as an advance on actual compensation, to be paid in accordance with the Company's usual payroll procedures. Within fifty (50) days after the end of each of the first three fiscal quarters of the Company, the Company's Chief Financial Officer shall prepare quarterly financial statements in accordance with generally accepted accounting principals ("GAAP"). Such financial statement shall include a calculation of the Company's net profit for quarter in accordance with GAAP and after deduction for accounts receivable which have been outstanding for more than 45 days ("Quarterly Net Profit"). The Executive shall be paid an amount, if any, by which 50% of the Quarterly Net Profit exceeds $75,000 (each, a "Quarterly Payout"). Notwithstanding the foregoing, in the event 50% of the Quarterly Net Profit shall be less than $75,000 (the "Quarterly Shortfall Amount"), the monthly draw for the following quarter shall be reduced by an amount equal to the Quarterly Shortfall Amount, divided by three. Within one hundred five (105) days after the end of the Company's fourth fiscal quarter, the Company shall prepare an annual financial statement in accordance with GAAP. Such financial statement shall include a calculation of the Company's net profit for year in accordance with GAAP and after deduction for accounts receivable which have been outstanding for more than 45 days ("Annual Net Profit"). The Executive shall be paid an amount, if any, by which 50% of the Annual Net Profit exceeds $300,000, plus all Quarterly Payouts for such fiscal year. In the event the Company does not have a net profit based on the Quarterly Net Profits and Annual Net Profit, the aggregate loss for such period shall be carried forward to the following fiscal year. All payments shall be made within fifteen (15) days of delivery of the quarterly financial statements and profit calculation to the Executive.

6. Benefits. Executive shall also be entitled to participate in any and all Company benefit plans, from time to time, in effect for executives of the Company. Such participation shall be subject to the terms of the applicable plan documents and generally applicable Company policies.

7. Vacation, Sick Leave and Holidays. Executive shall be entitled paid vacation in accordance with Company policies established and in effect from time to time , with such vacation to be scheduled and taken in accordance with the Company's standard vacation policies with a minimum of three weeks. In addition, Executive shall be entitled to such sick leave and holidays at full pay in accordance with the Company's policies established and in effect from time to time.

8. Business Expenses. The Company shall promptly reimburse Executive for all reasonable out-of-pocket business expenses incurred in performing Executive's duties and responsibilities hereunder in accordance with the Company's policies, provided Executive promptly furnishes to the Company adequate records of each such business expense.

9. Location of Executive's Activities. Executive's principal place of business in the performance of his duties and obligations under this Agreement shall be in the New York area. Notwithstanding the preceding sentence, Executive will engage in such travel and spend such time in other places as may be necessary or appropriate in furtherance of his duties hereunder.

10. Confidentiality. Executive recognizes that the Company has and will have business affairs, products, future plans, trade secrets, customer lists, and other vital information (collectively "Confidential Information") that are valuable assets of the Company. Executive agrees that he shall not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate in any manner any Confidential Information to any third party without the prior written consent of the Company's board of directors. Executive will protect the Confidential Information and treat it as strictly confidential.

12. Termination.   Notwithstanding any other provisions hereof to the contrary, Executive's employment hereunder shall terminate under the following circumstances:

(a) *Termination for Cause*. The Company shall have the right to terminate this Agreement and Executive's employment hereunder at any time for cause. As used in this Agreement, "cause" shall mean refusal by Executive to implement or adhere to lawful policies or directives of the Company's board of directors, breach of this Agreement, Executive's conviction of a felony, other conduct of a criminal nature that may have a material adverse impact on the Company's reputation, breach of fiduciary duty or the criminal misappropriation by Executive of funds from or resources of the Company. Cause shall not be deemed to exist unless the Company shall have first given Executive a written notice thereof specifying in reasonable detail the facts and circumstances alleged to constitute "cause" and thirty (30) days after such notice such conduct has, or such circumstances have, as the case may be, not entirely ceased and not been entirely remedied.

(b) *Termination Upon Death or for Disability.* This Agreement and Executive's employment hereunder, shall automatically terminate upon Executive's death or upon written notice to Executive and certification of Executive's disability by a qualified physician or a panel of qualified physicians if Executive becomes disabled beyond a period of twelve (12) months and is unable to perform the duties contain in this Agreement.

(c) *Effect of Termination* In the event that this Agreement and Executive's employment is terminated for cause pursuant to Section 12(a), all obligations of the Company and all duties, responsibilities and obligations of Executive under this Agreement shall cease. Upon such termination, Executive shall be entitled to receive only the compensation, benefits, and reimbursement earned by or accrued to Executive under the terms of this Agreement prior to the date of termination, but shall not be entitled to any further compensation, benefits, or reimbursement after such date. Upon death or disability of Executive pursuant to Section 12(b), Executive shall be entitled to all compensation pursuant to Section 5 for the period between the effective termination date to the end of the Employment Term pursuant to Section 4. Payment will be made to Executive or Executive's appointed trustee. Other than as set forth above, Executive shall not be entitled to any further compensation, benefits, or reimbursement after the date of his termination. In the event of a merger, consolidation, sale, or change of control, the Company's rights hereunder shall be assigned to the surviving or resulting company, which company shall then honor this Agreement with Executive.

13. Resignation as Officer. In the event that Executive's employment with the Company is terminated for any reason whatsoever, Executive agrees to immediately resign as an Officer and/or Director of the Company and any related entities. For the purposes of this Section 13, the term the "Company" shall be deemed to include subsidiaries, parents, and affiliates of the Company.

14. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any applicable conflicts of law provisions.

15. Business Opportunities. During the Employment Term Executive agrees to bring to the attention of the Company's board of directors all written business proposals that come to Executive's attention and all business or investment opportunities of whatever nature that are created or devised by Executive and that relate to areas in which the Company conducts business and might reasonably be expected to be of interest to the Company or any of its subsidiaries.

16. Executive's Representations and Warranties. Executive hereby represents and warrants that he is not under any contractual obligation to any other company, entity or individual that would prohibit or impede Executive from performing his duties and responsibilities under this Agreement and that he is free to enter into and perform the duties and responsibilities required by this Agreement. Executive hereby agrees to indemnify and hold the Company and its officers, directors, employees, shareholders and agents harmless in connection with the representations and warranties made by Executive in this Section 16.

17. Executive's Covenant. The Executive covenants and agrees to use his best efforts to cooperate with the Company and companies affiliated with the Company in the preparation of audited consolidated financial statements of Parent for the two year period ended December 31, 2006, or any subsequent period thereafter, as such may be required pursuant to Regulation S-K under the Securities Exchange Act of 1934.

18. Notices. All demands, notices, and other communications to be given hereunder, if any, shall be in writing and shall be sufficient for all purposes if personally delivered, sent by facsimile or sent by United States mail to the address below or such other address or addresses as such party may hereafter designate in writing to the other party as herein provided.

Company: *Executive:*

Sohel Distributors Inc.   Sohel Kapadia
1091 Yonkers Avenue
Yonkers, New York 10704

19. Entire Agreement. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement, whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties. This Agreement is for the unique personal services of Executive and is not assignable or delegable, in whole or in part, by Executive. This Agreement may be assigned or delegated, in whole or in part, by the Company and, in such case, shall be assumed by and become binding upon the person, firm, company, corporation or business organization or entity to which this Agreement is assigned. The headings contained in this Agreement are for reference only and shall not in any way affect the meaning or interpretation of this Agreement. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and, in pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one of such counterparts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

SOHEL DISTRIBUTORS INC.   EXECUTIVE

By:_____   _____
   Name: Sohel Kapadia   Sohel Kapadia
    Title: President

ESCROW AND LOCK-UP AGREEMENT dated April , 2007, by and among Sohel Kapadia ("Seller"), Reliablecom, Inc. ("Purchaser"), SK3 Acquisition Corp., a Delaware corporation ("Parent"), and Sichenzia Ross Friedman Ference LLP ("Escrow Agent").

W I T N E S S E T H

WHEREAS, Seller, Parent and Purchaser are parties to that certain Stock Purchase Agreement, dated April , 2007 (the "Purchase Agreement"); and

WHEREAS, the Purchase Agreement provides for the issuance of 85,000 shares of series A convertible preferred stock of Parent to the Seller ("Parent Shares"), which shares are convertible into 4,250,000 shares of Parent common stock under certain circumstances (the "Parent Common Shares"); and

WHEREAS, the Seller and Sohel Distributors Inc. are parties to an employment agreement of even date herewith (the "Employment Agreement"); and

WHEREAS, the parties wish to provide for the restrictions on sale and the escrow of the Parent Shares; and

WHEREAS, Escrow Agent is willing to retain Parent Shares as escrow agent upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements, representations and warranties contained herein, the parties hereby agree as follows:

1.   Seller and Purchaser hereby appoint Escrow Agent to serve as the escrow agent under this Escrow Agreement and Escrow Agent accepts such appointment, subject to the terms and conditions hereof.

2.   (a) Escrow Agent hereby acknowledges receipt of the Parent Shares and executed stock powers relating to such shares from Seller. Escrow Agent agrees to hold the Parent Shares and stock powers deposited into escrow (collectively, the "Escrowed Property") in accordance with the terms and conditions contained herein.

(b) (X) Seller agrees that for a period of one year from the date of this Agreement (the "Trading Date"), the Seller will not sell, pledge, transfer, hypothecate or otherwise dispose of the Parent Shares, other than (i) in connection with an offer made to all stockholders of the Company or any merger, consolidation or similar transaction involving the Company, or (ii) with the prior written consent of the Parent. After the Trading Date, the Seller agrees not to sell, pledge, transfer, hypothecate or otherwise dispose of more than 100,000 Parent Common Shares or 2,000 Parent Shares owned by the Seller during any fiscal quarter, provided that during such quarter the Seller will be entitled to a Quarterly Payout or Annual Payout, as such terms are defined in the Employment Agreement. In the event the Seller is the owner of shares of Parent Shares convertible into less than 500,000 Parent Common Shares, the Seller agrees not to sell, pledge, transfer, hypothecate or otherwise dispose of more than five percent (5%) of the Parent Common Shares owned by the Seller during any fiscal quarter, provided that during such quarter the Seller will be entitled to a Quarterly Payout or Annual Payout, as such terms are defined in the Employment Agreement. All of such restrictions shall terminate upon the earlier of (i) the date on which the Employment Agreement is terminated by Sohel Distributors Inc. without cause (as defined in the Employment Agreement), or (ii) three years after the date of this Agreement and all Parent Shares or Parent Common Shares then remaining shall be delivered to the Seller.

(Y) In the event shares of Parent Stock or Parent Common Shares are required to be cancelled pursuant to section 2.2 of the Purchase Agreement, the Escrow Agent shall deliver such shares to the Parent upon the written certification of the Parent as to the number of such shares to be delivered.

3.   Pending the delivery of the Escrowed Property out of escrow as provided herein, Escrow Agent hold all securities constituting the Escrowed Property in its custody in accordance with the terms of this Escrow Agreement.

4.   Escrow Agent shall, from time to time, deliver all or some of the securities then constituting the Escrowed Property to Seller and Purchaser in accordance with such written instructions, jointly executed by Purchaser and Seller, as Escrow Agent may receive.

5.   Escrow Agent shall not be under any duty to give the Escrowed Property any greater degree of care than it gives its own similar property, and it shall have no liability hereunder, except for the willful breach of its duties hereunder.

6.   Escrow Agent shall have no duties or responsibilities except those expressly set forth herein, and no implied duties or obligations should be read into this Escrow Agreement against Escrow Agent. Escrow Agent need not refer to, and will not be bound by, the provisions of any other agreement.

7.   Escrow Agent may consult with counsel and shall be fully protected with respect to any action taken or omitted by it in good faith on advice of counsel.

8.   Escrow Agent makes no representation as to the validity, value, genuineness or the collectibility of any security or other document or instrument held by or delivered to it.

9.   Escrow Agent will receive no compensation for its services hereunder.

10.   In the event that Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive instructions from Seller or Purchaser, or both, with respect to the Escrowed Property, which, in its opinion, are in conflict with any of the provisions hereof (i) it shall be entitled to refrain from taking any action, and in doing so shall not become liable in any way or to any person for its failure or refusal to comply with such conflicting demands, and it shall be entitled to continue so to refrain from acting and so refuse to act until it shall be directed otherwise, in

writing, jointly by Seller and Purchaser or until it shall receive a final determination of a court of law, arbitration panel, or similar adjudicative body, or (ii) it may commence as interpleader action in any court of competent jurisdiction to seek an adjudication of the rights of Seller and Purchaser.

11.   Escrow Agent may act in reliance upon any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which it believes to be genuine and to have been signed by a proper person or persons, and may assume that any of the officers of Seller or Purchaser purporting to act on behalf of Seller or Purchaser in giving any such notice or other instrument in connection with the provisions hereof has been duly authorize to do so.

12.   In the event that Escrow Agent shall by written notice request of Seller and Purchaser instructions jointly executed by them regarding any matter arising in connection with this Escrow Agreement, and such parties shall not, within fifteen (15) days after the giving of such notice, deliver to Escrow Agent written instructions reasonably satisfactory to Escrow Agent in relation to such matter, Escrow Agent may retain counsel to advise it in such connection or act pro se.

13.   (a)   In the event that Escrow Agent retains counsel or otherwise incurs any legal fees by virtue of any provision of this Escrow Agreement, the reasonable fees and disbursements of such counsel and any other liability, loss or expense which it may thereafter suffer or incur in connection with this Escrow Agreement or the performance or attempted performance in good faith of its duties hereunder shall be paid (or reimbursed to it) by Seller and Purchaser, jointly and severally. In the event that Escrow Agent shall become a party to any litigation in connection with its functions as Escrow Agent pursuant to this Escrow Agreement, whether such litigation shall be brought by or against it, the reasonable fees and disbursements of counsel to Escrow Agent and the amounts attributable to services rendered by members or associates of Escrow Agent at the then prevailing hourly rate charged by them and disbursements incurred by them, together with any other liability, loss or expense which it may suffer or incur in connection therewith, shall be paid (or reimbursed to it) by Seller and Purchaser, jointly and severally, unless such loss, liability or expense is due to the willful breach by Escrow Agent of its duties hereunder.

(b)   Seller and Purchaser jointly and severally hereby unconditionally agree to indemnify Escrow Agent and hold it harmless from and against any and all taxes (including Federal, state and local taxes of any kind and other governmental charges), expenses, damages, actions, suits or other charges incurred by or brought or assessed against it for (i) anything done or omitted by it in the performance of its duties hereunder, or (ii) an account of its acting in its capacity as an Escrow Agent or stakeholder hereunder, except as a result of its willful breach of its duties under this Escrow Agreement.

(c)   All expenses incurred by Escrow Agent in connection with the performance of its duties hereunder shall be paid (or reimbursed to it) by Seller and Purchaser, jointly and severally.

(d)   The agreements contained in this paragraph 13 shall survive any termination of the duties of Escrow Agent hereunder.

14.   Escrow Agent may resign at any time and be discharged from its duties as Escrow Agent hereunder by giving seller and Purchaser at least fifteen (15) days' prior written notice thereof. As soon as practicable after its resignation, Escrow Agent shall turn over to the successor escrow agent appointed by Seller and Purchaser the Escrowed Property then held by Escrow Agent upon presentation of the document appointing the new Escrow Agent and its acceptance thereof. If no new Escrow Agent is so appointed within thirty (30) days following such notice of resignation, Escrow Agent may deposit the Escrowed Property with, and commence an inter-pleader or other appropriate action in, any court of competent jurisdiction.

15.   Escrow Agent shall have no responsibility for the contents of any writing of any arbitrator contemplated herein and may rely without liability upon the contents thereof.

16.   The terms and provisions of this Escrow Agreement may not be waived, discharged or terminated orally, but only by an instrument in writing signed by the person or persons against whom enforcement of the discharge, waiver or termination is sought.

17.   Escrow Agent shall not be bound by any modification of the provisions of this Escrow Agreement, unless such modification is in writing and signed by Seller and Purchaser, and, with respect to any modification in its duties or its rights of indemnification hereunder, it shall have given its prior written consent thereto.

18.   Purchaser and Seller shall, from time to time, execute such documents and perform such acts as Escrow Agent may reasonably request and as may be necessary to enable Escrow Agent to perform its duties hereunder or effectuate the transactions contemplated by thus Escrow Agreement.

19.   The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the heirs, successors, assigns and personal representatives of Escrow Agent, Purchaser and Seller.

20.   This Escrow Agreement shall be governed by, and its provisions construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed as of the day and year first above written.

RELIABLECOM, INC.

By:_____
   Name: Sajid Kapadia
    Title: President

SK3 ACQUISITION CORP.

By:_____
   Name: Sajid Kapadia
    Title: President

Seller:

_____
SOHEL KAPADIA

      SICHENZIA ROSS FRIEDMAN FERENCE LLP

      By:_____
        Name: Thomas A. Rose
        Title: Partner